ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

05 April 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

SUPPL

07022869

Dear Ladies and Gentlemen

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

Andrew Geddes
Investor & Media Relations Manager

encl

ventracor

asx announcement

Green Light to Start US BTT Trial

Sydney Australia 05 April 2007: Ventracor (ASX:VCR) has received approval from the US Food & Drug Administration (FDA) to begin enrolment in the US Bridge To Transplant (BTT) Pivotal Trial of the VentrAssist™ Left Ventricular Assist Device (LVAD).

The decision follows a review of clinical data from the Feasibility Trial submitted in March and unconditional approval of the protocol for the BTT trial, received in January.

Ventracor Chief Executive Officer Peter Crosby said: "Ventracor has achieved another major milestone towards the commercialisation of the VentrAssist and further strengthened our position in the world's largest healthcare market.

"The BTT trial shares the same protocol as the Feasibility Trial. This means that it may be possible that the FDA will accept consolidation of data from suitable patients already implanted in the Feasibility Trial with data from patients enrolled in the BTT trial.

"The VentrAssist US BTT trial will involve up to 140 patients at leading heart transplant hospitals in America.

"The aim of the BTT trial is to evaluate the safety and efficacy of the VentrAssist in patients on the heart transplant list whose heart deteriorates before a donor heart is available."

"The target clinical performance of the VentrAssist in the BTT trial is for 75 percent of the patients to either have a heart transplant or still be listed for heart transplant at 180 days after implant of the VentrAssist.

The Company has submitted the protocol to Institutional Review Boards (Ethics Committees) at over a dozen leading heart transplant hospitals. Enrolment of patients at these hospitals is expected to begin promptly.

About Ventracor
Ventracor is a global medical device company which produces an implantable blood pump, the VentrAssist left ventricular assist device (LVAD), as therapy to improve the lives of heart failure patients and their families. Ventracor is dedicated to building partnerships with healthcare professionals to make the VentrAssist the standard-of-care worldwide.

Further information, please visit www.ventracor.com or contact

Graeme Fallet
Chief Financial Officer
+61 2 9406 3100

Andrew Geddes
Manager, Investor Relations
+ 61 2 9406 3086

END